UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Pamesa Net Zero Phase II Contract Expansion

On November 10, 2026, Turbo Energy, S.A. (the “Company”) issued a press release announcing the expansion of its deployment within the Pamesa Net Zero industrial program in Spain through additional storage and energy management orders.

As disclosed in the press release, the additional orders have an aggregate value attributable to the Company of €6.83 million, equivalent to approximately US$7.62 million, calculated using an exchange rate of US$1.1154 per euro, the Federal Reserve H.10 rate reported for November 6, 2026, in the release dated November 9, 2026. The orders add a net 51 MWh of contracted battery storage capacity, covering installations at two new industrial sites and capacity increases at existing locations.

The additional orders cover battery energy storage systems, inverters, the Company’s proprietary AI-driven energy management software and associated integration services. The expansion builds on the approximately $53 million contract announced in September 2025 for 366 MWh of storage capacity across 10 factories. The initial deployment has already brought 62.5 MWh into operation across three industrial sites, with deployment continuing at other locations.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Expands Pamesa Net Zero Contract with $7.6 Million in Additional Storage and Energy Management Orders,” dated November 10, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: November 10, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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